UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549 FORM 25
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NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-105903

General Steel Holdings, Inc.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Kun Tai International Mansion Building, Suite 2315
Yi No 12, Chao Yang Men Wai Ave.,
Chao Yang District, Beijing 100020
Phone: +86(10) 58797346

 (Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock

 (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR240. 12d2-2(a)(1)

☐ 17 CFR240. 12d2-2(a)(2)

☐ 17 CFR240. 12d2-2(a)(3)

☐ 17 CFR240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240. 12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

✓ Pursuant to 17 CFR 240. 12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, General Steel Holdings, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

March 5, 2008	By	Zuo Sheng Yu	Chairman & CEO
Date		Name	Title

_____________________
1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.